EXHIBIT 12
COMPUTATION OF RATIO OF
EARNINGS TO FIXED CHARGES
UNAUDITED

	Fiscal Year Ended September 30,
	2006	2005	2004	2003	2002

EARNINGS:

Income from Continuing Operations	$138,091	$153,515	$154,265	$181,067	$113,502
Plus Income Tax Expense	76,086	92,978	94,590	124,150	69,944
Less Investment Tax Credit (1)	(697)	(697)	(697)	(693)	(702)
(Less Income) Plus Loss from Unconsolidated Subsidiaries (3)	(3,583)	796	(805)	(535)	14,943
Plus Distributions from Unconsolidated Subsidiaries	4,651	1,990	785	1,238	585
Plus Interest Expense on Long-Term Debt	72,629	73,244	82,989	91,381	88,646
Plus Other Interest Expense	5,952	9,069	6,763	11,196	15,109
Less Amortization of Loss on Reacquired Debt	(1,118)	(1,066)	(1,350)	(2,078)	(1,927)
Plus (Less) Allowance for Borrowed Funds Used in Construction	296	201	298	(102)	446
Plus Rentals (2)	2,810	3,554	4,286	4,573	4,906

	$295,117	$333,584	$341,124	$410,197	$305,452

FIXED CHARGES:

Interest & Amortization of Premium and Discount of Funded Debt	$72,629	$73,244	$82,989	$91,381	$88,646
Plus Other Interest Expense	5,952	9,069	6,763	11,196	15,109
Less Amortization of Loss on Reacquired Debt	(1,118)	(1,066)	(1,350)	(2,078)	(1,927)
Plus (Less) Allowance for Borrowed Funds Used in Construction	296	201	298	(102)	446
Plus Rentals (2)	2,810	3,554	4,286	4,573	4,906

	$80,569	$85,002	$92,986	$104,970	$107,180

RATIO OF EARNINGS TO FIXED CHARGES	3.66	3.92	3.67	3.91	2.85

(1)	Investment Tax Credit is included in Other Income

(2)	Rentals shown above represent the portion of all rentals (other than delay rentals) deemed representative of the interest factor.

(3)	Fiscal 2002 and 2005 include the Impairment of Investment in Partnership of $15,167 and $4,158, respectively.